As filed with the Securities and Exchange Commission on May 30, 2003

Registration No. 333-104025

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ONYX PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-3154463 (I.R.S. Employer Identification No.)

3031 Research Drive
Richmond, CA 94806
(510) 222-9700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

HOLLINGS C. RENTON
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
ONYX PHARMACEUTICALS, INC.
3031 RESEARCH DRIVE
RICHMOND, CA 94806
(510) 222-9700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
ROBERT L. JONES, ESQ.
MICHAEL E. TENTA, ESQ.
COOLEY GODWARD LLP
FIVE PALO ALTO SQUARE
3000 EL CAMINO REAL
PALO ALTO, CA 94306-2155
(650) 843-5000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

          If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED MAY 30, 2003

The information in this prospectus is not complete and may be changed. We may not sell these securities or accept an offer to buy these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS

2,105,263 SHARES

ONYX PHARMACEUTICALS, INC.

COMMON STOCK

          The selling stockholders listed beginning on page 19 are offering up to 2,105,263 shares of our common stock. All of the shares being offered in this prospectus were issued to the selling stockholders in connection with a private placement of our common stock. We are not selling any shares of our common stock under this prospectus and we will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

          Our common stock is traded on the Nasdaq National Market under the symbol “ONXX.” On May 28, 2003, the last reported sales price for our common stock was $10.50 per share.

          The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares in the section titled “Plan of Distribution” on page 20.

          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 2 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

          You should read this prospectus and any prospectus supplement carefully before you invest.

THE DATE OF THIS PROSPECTUS IS JUNE [    ], 2003

SUMMARY
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DESCRIPTION OF CAPITAL STOCK
Exhibit 23.1

SUMMARY	2
RISK FACTORS	2
USE OF PROCEEDS	18
SELLING STOCKHOLDERS	19
PLAN OF DISTRIBUTION	20
LEGAL MATTERS	20
EXPERTS	20
WHERE YOU CAN FIND MORE INFORMATION	20
DESCRIPTION OF CAPITAL STOCK	21

You should rely only on the information contained in this prospectus and information incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information contained in this prospectus is complete and accurate only as of the date on the front cover, but the information may have changed since that date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          Some of the statements in the sections entitled “Summary,” “Risk Factors” and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, or achievements to differ significantly and materially from that expressed or implied by such forward-looking statements. Such factors include, among others, those listed under “Risk Factors” and elsewhere in this prospectus.

          In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of such terms or other comparable terminology.

          Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

SUMMARY

YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND OUR FINANCIAL STATEMENTS AND NOTES THERETO IN OUR ANNUAL REPORT ON FORM 10-K AND OUR QUARTERLY REPORT ON FORM 10-Q INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

OVERVIEW

          We are engaged in the discovery and development of novel cancer therapies and have proprietary technologies that target the molecular basis of cancer. We are developing small molecule drugs, including BAY 43-9006 in co-development with Bayer Pharmaceuticals Corporation. With Bayer, we plan to initiate Phase III clinical testing later this year. Pfizer, Inc. is currently advancing a small molecule lead candidate from our previous collaboration with Pfizer’s subsidiary, Warner-Lambert Company, and is preparing to file an Investigational New Drug Application in late 2003 or early 2004. In addition, we have proprietary therapeutic viruses and Armed Therapeutic Virus ™ product candidates in preclinical development.

          Our business is subject to significant risks, including the risks inherent in our research and development efforts, the results of the BAY 43-9006 clinical trials, our dependence on collaborative parties, our dependence on third parties to manufacture our product candidates, uncertainties associated with obtaining and enforcing patents, the lengthy and expensive regulatory approval process and competition from other products. We currently have no products that have received marketing approval and we have generated no revenue from the sale of products. We do not expect to generate revenues from the sale of proposed products in the foreseeable future. We expect that all of our revenues in the foreseeable future will be generated from collaboration agreements.

          We were incorporated in California on February 14, 1992 and were reincorporated in Delaware on May 9, 1996. Our principal executive offices are located at 3031 Research Drive, Richmond, California 94806. Our telephone number is (510) 222-9700. Our website is http://www.onyx-pharm.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our web site address is included in this document as an inactive textual reference only.

          Onyx Pharmaceuticals, Inc., the Onyx Pharmaceuticals, Inc. logo and all other Onyx names are trademarks of Onyx Pharmaceuticals, Inc. in the United States and in other selected countries. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. YOU SHOULD ALSO CONSIDER THE OTHER INFORMATION IN THIS PROSPECTUS. IN ADDITION, THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US BECAUSE WE ARE ALSO SUBJECT TO ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US. IF ANY OF THESE RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OPERATING RESULTS OR CASH FLOWS COULD BE MATERIALLY ADVERSELY AFFECTED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

We intend to proceed to Phase III clinical trials with BAY 43-9006, which will be expensive and may fail to demonstrate the safety and effectiveness of this product candidate; without successful results from a Phase III clinical trial, we will be unable to commercialize BAY 43-9006, which will seriously harm our business.

     In collaboration with Bayer Pharmaceuticals Corporation, we are conducting multiple clinical trials of BAY 43-9006, which is an orally active small molecule Raf kinase inhibitor. We are currently conducting a number of Phase I clinical trials of BAY 43-9006 in combination with standard chemotherapeutic agents. Phase I trials are not designed to test the efficacy of a drug candidate but rather to test safety, to study pharmacokinetics, or how the body processes the drug candidate, to study pharmacodynamics, or how the drug candidate acts on the body over a period of time, and to understand the drug candidate’s side effects at various dosing regimens and schedules.

     With Bayer, we are currently conducting single agent, open label Phase II clinical trials of BAY 43-9006 in liver, melanoma, renal and other cancers. Phase II trials are designed to explore the efficacy of a product candidate in several different types of cancers. We plan to initiate a Phase III clinical trial later this year. We believe that any clinical trial designed to test the efficacy of BAY 43-9006, whether Phase II or Phase III, will probably involve a large number of patients to achieve statistical significance and will be expensive. Therefore, we are planning to proceed directly to at least one Phase III clinical trial of BAY 43-9006 without randomized Phase II clinical trial data. We may conduct a lengthy and expensive clinical trial of BAY 43-9006 only to learn that this drug candidate is not an effective treatment. Historically, many companies have failed to demonstrate the effectiveness of pharmaceutical product candidates in Phase III clinical trials notwithstanding favorable results in Phase I or Phase II clinical trials. In addition, we may observe previously unforeseen adverse side effects.

     If efficacy of BAY 43-9006 is not demonstrated, or if previously unforeseen and unacceptable side effects are observed, we may not proceed with further clinical trials of BAY 43-9006. If we do not proceed with additional clinical trials of BAY 43-9006, we cannot seek regulatory approval of BAY 43-9006 with the U.S. Food and Drug Administration, or FDA, which will seriously harm our business.

     In our clinical trials, we treat patients who have failed conventional treatments and who are in advanced stages of cancer. During the course of treatment, these patients may die or suffer adverse medical effects for reasons unrelated to BAY 43-9006. These adverse effects may impact the interpretation of clinical trial results.

     The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the product candidates involved. We will not be able to market BAY 43-9006 unless we receive regulatory approval from the FDA or corresponding foreign regulatory agencies.

We are dependent upon collaborative relationships, in particular our collaborative relationship with Bayer, to develop, manufacture and commercialize our product candidates and to obtain regulatory approval, which could delay the development and commercialization of our product candidates.

     Our strategy for developing, manufacturing and commercializing our product candidates and obtaining regulatory approval depends in large part upon entering into and maintaining collaboration agreements with pharmaceutical companies or other collaborators. In particular, we are dependent on our relationship with Bayer related to the development and marketing of BAY 43-9006. If we are unable to maintain our collaborative relationship with Bayer and fail to establish new collaborative relationships, we would need to undertake these development, manufacturing and marketing activities at our own expense, which would significantly increase our capital requirements and limit the programs we are able to pursue.

     Our collaboration agreement with Bayer terminates when patents expire that were issued in connection with product candidates discovered under that agreement, or upon the time when neither we nor Bayer are entitled to profit sharing under that agreement, whichever is later. The patent application related to BAY 43-9006 is held by Bayer and, if issued, will expire in 2019, subject to possible patent-term extension, the entitlement for which and the term of which we cannot predict. Under the terms of the collaboration agreement, we and Bayer are conducting multiple clinical trials of BAY 43-9006. We and Bayer will review results of the Phase I and the ongoing Phase II clinical trials prior to deciding follow-on Phase II and Phase III trials. We and Bayer must agree on the development plan for BAY 43-9006. If we and Bayer cannot agree, clinical trial progress could be significantly delayed. Bayer has paid all the costs of research and preclinical development of this drug candidate.

     Under our agreement with Bayer, we have the opportunity to co-fund 50 percent of clinical development costs worldwide except in Japan, where Bayer will fund 100 percent of development costs and pay us a royalty on sales. We are currently co-funding 50 percent of development costs for BAY 43-9006, and depend on Bayer to co-fund the balance of these costs. Our collaboration agreement with Bayer does not, however, create an obligation for either us or Bayer to fund the development of BAY 43-9006, or any other product candidate. If a party declines to fund development or ceases to fund development of a product candidate under the collaboration agreement, then that party will be entitled to receive a royalty on any product which is ultimately commercialized, but not to share in profits. Bayer could, upon 60 days notice, elect at any time to terminate its co-funding of the development of BAY 43-9006. If Bayer terminates its co-funding of BAY 43-9006 development, Onyx may be unable to fund the development costs on its own and may be unable to find a new collaborator, since Bayer would receive a royalty on any product that is ultimately commercialized.

     Bayer manages the development of BAY 43-9006, including the FDA regulatory process and scope, size and schedule of clinical development. We are dependent on Bayer’s experience in filing and pursuing applications necessary to gain regulatory approvals. Bayer has limited experience in developing drugs for the treatment of cancer. If our collaborative relationship with Bayer is terminated, we may not be able to obtain regulatory approval for BAY 43-9006 on our own. We and Bayer will not be able to market BAY 43-9006 unless we receive regulatory approval.

     Our collaboration agreement with Bayer calls for Bayer to advance us creditable milestone-based payments. Based on our continued co-funding of development costs, Bayer will advance us $15 million upon initiation of Phase III clinical trials, planned by the end of 2003. If Bayer elects to delay the initiation of Phase III clinical trials and the size and scope of Phase II clinical trials increase, our receipt of this $15 million advance will be delayed. If Bayer terminates its participation in the development of BAY 43-9006 prior to the initiation of Phase III clinical trials, we will not receive this $15 million advance. Failure to receive this $15 million advance could cause us to suffer a funding shortfall and seriously harm our business.

     We are subject to a number of additional risks associated with our dependence upon collaborative relationships, including:

•	the amount and timing of expenditure of resources can vary because of collaborator decisions;

•	disagreements as to development plans, including clinical trials or regulatory approvals, as well as ownership of results;

•	business combinations and changes in a collaborator’s business strategy may adversely affect the party’s willingness or ability to complete its obligations under the collaboration agreement with us;

•	the right of the collaborator to terminate its collaboration agreement with us on limited notice and for reasons outside our control;

•	transfer of significant rights to our collaborative parties if we fail to meet our obligations under these agreements;

•	withdrawal of support by a collaborator following the development or acquisition by the collaborator of competing products; and

•	disagreements with a collaborator regarding the collaboration agreement or ownership of proprietary rights.

     Due to these factors and other possible disagreements with collaborators, we could suffer delays in the research, development or commercialization of our product candidates or we may become involved in litigation or arbitration, which would be time consuming and expensive.

Our clinical trials could take longer to complete than we project or may not be completed at all.

     Although for planning purposes we project the commencement, continuation and completion of clinical trials, the actual timing of these events may be subject to significant delays relating to various causes, including scheduling conflicts with participating clinicians and clinical institutions, difficulties in identifying and enrolling patients who meet trial eligibility criteria, and shortages of available drug supply. We may not commence clinical trials involving any of our product candidates or complete them as projected.

     We rely on our collaborative relationships, academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. In addition, we may suffer a delay in the completion of any one of our clinical trials because of requests from the FDA to revise the size or scope of the clinical trial. Prior to the suspension of our ONYX-015 program in January 2003, we had, based on discussions with the FDA and the status of the development of the large-scale ONYX-015 manufacturing process, modified our ONYX-015 development plan. This modification resulted in delay of ONYX-015 clinical trials while we held discussions with the FDA to gain concurrence on the registration path in head and neck cancer or metastatic colorectal cancer. Failure to commence or complete, or delays in, any of our planned clinical trials would adversely affect our stock price and prevent us from commercializing our product candidates.

If a collaborator is involved in a business combination, or the collaborator’s business strategy changes, it may adversely affect our collaborative relationship.

     If a collaborator, particularly Bayer, is involved in a business combination, such as a merger, or is otherwise acquired, the newly combined entity may have different priorities for drug development and discovery than did the original collaborator. Bayer has announced that it may combine its pharmaceutical business with another entity that might have majority control over the combined entity.

     Similarly, a collaborator may change its business strategy even in the absence of a business combination. Any change in a collaborator’s business strategy may adversely affect that party’s willingness or ability to complete its obligations under its collaboration agreement with us, which could cause us to suffer significant delays and funding shortfalls, seriously harming our business.

We do not have a collaborative relationship for development of our viral product candidates, we have suspended development of ONYX-015, including our clinical trials of ONYX-015, and may be unable to commercialize any of our viral product candidates without a new collaborative relationship.

     In September 2002, we and Warner-Lambert Company, a subsidiary of Pfizer, Inc, terminated our collaboration agreement for the development and commercialization of ONYX-015, and we regained all rights to ONYX-015 and an Armed Therapeutic Virus™ product. Since then, we have not found a new collaborative relationship for our viral programs. The costs of developing and commercializing ONYX-015 are significant, and we cannot fund the ONYX-015 program on our own. In January 2003, we announced a restructuring of our operations, halted all clinical studies of ONYX-015 for head and neck cancer, suspended all ONYX-015 manufacturing activity and reduced staff related to the ONYX-015 program. We may not find a suitable collaborator for ONYX-015 on acceptable terms, if at all. If we are unable to enter into a new collaborative agreement for ONYX-015, we will be unable to recommence the ONYX-015 project, will be unable to commercialize this product and will not realize revenue from it.

     We are also seeking collaborators for our other viral product candidates, such as ONYX-411. The costs of conducting even limited Phase I clinical trials of ONYX-411 and other viral product candidates are significant. If we are unable to find a collaborator for these viral product candidates, we will either have to forego their development, or fund their development on our own. Funding even a limited clinical trial of ONYX-411 on our own would pose a substantial drain on our financial resources.

We will need substantial additional funds, and our future access to capital is uncertain.

     We will require substantial additional funds to conduct the costly and time-consuming research, preclinical testing and clinical trials necessary to develop our technology and proposed products, and to establish or maintain relationships with collaborative parties. Our future capital requirements will depend upon a number of factors, including:

•	continued scientific progress in the research and development of our technology programs;

•	the size and complexity of these programs;

•	our ability to establish and maintain collaboration agreements;

•	decisions made by our collaborators to alter the size, scope and schedule of clinical development;

•	our receipt of milestone based payments;

•	our ability to manufacture sufficient drug supply to complete clinical trials;

•	progress with preclinical testing and clinical trials;

•	the time and costs involved in obtaining regulatory approvals;

•	the cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	competing technological and market developments; and

•	product commercialization activities.

     We may not be able to raise additional financing on favorable terms, or at all. If we are unable to obtain additional funds, we may delay or terminate clinical trials, curtail operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or potential markets or grant licenses that are unfavorable to us.

     We believe that our existing capital resources and interest thereon will be sufficient to fund our current and planned operations through mid-2004. In addition, we anticipate that Bayer will advance us $15 million under our collaboration agreement during 2003 for the initiation of Phase III clinical trials for BAY 43-9006 based on our continued co-funding of development costs. If the initiation of a BAY 43-9006 Phase III clinical trial is delayed, and the number, size and scope of Phase II clinical trials of BAY 43-9006 are increased, our clinical program development costs may increase without receiving the advance from Bayer. We also anticipate that our co-development costs for the BAY 43-9006 program will increase over the next several years as the Phase III clinical trial program advances. While these costs are unknown at the current time, we expect that we will need to raise substantial additional capital to continue the co-funding of the BAY 43-9006 program and to fund our therapeutic virus program in future periods. We may have to curtail our funding of these programs if we cannot raise sufficient capital. If we do not co-fund development of BAY 43-9006, we would receive a royalty on future sales of any product that is ultimately commercialized, instead of a share of profits.

We have a history of losses, and we expect to continue to incur losses.

     Our net loss for the year ended December 31, 2000 was $7.5 million, for the year ended December 31, 2001 was $27.6 million, and for the year ended December 31, 2002 was $45.8 million. Our net loss for the three months ended March 31, 2003 was $10.7 million. As of March 31, 2003, we had an accumulated deficit of approximately $169.6 million. We have incurred these losses principally from costs incurred in our research and development programs and from our general and administrative costs. We derived no significant revenues from product sales or royalties. We expect to incur significant and increasing operating losses over the next several years as we expand our research and development efforts, preclinical testing and clinical trial and manufacturing activities. We expect our operating losses to increase with our co-funding of ongoing BAY 43-9006 clinical trial costs under our collaboration agreement with Bayer. We expect that the amount of operating losses will fluctuate significantly from quarter to quarter as a result of increases or decreases in our research and development efforts, the establishment or termination of collaborations, the timing and amount of collaboration payments under the terms of our collaboration agreements, or the initiation, success or failure of clinical trials.

     We do not expect to generate revenues from the sale of products for the foreseeable future. We expect that substantially all of our revenues for the foreseeable future will result from payments under our collaboration agreements. Our ability to achieve profitability depends upon our success in completing development of our potential products, obtaining required regulatory approvals and manufacturing and marketing our approved product candidates.

Chiron Corporation may have preferential rights to establish collaborations with us, which may complicate our future collaborative arrangements.

     We were established in April 1992 by means of a transfer from Chiron to us of the drug discovery program conducted at Chiron by Dr. Frank McCormick, our scientific founder, and his research team. Under the agreement executed at that time, we granted Chiron preferential rights to receive product licenses in the fields of diagnostics and vaccines, and also established a mechanism for our making proposals to Chiron for future collaborations. Chiron has advised us that it believes this mechanism requires us to offer gene therapy programs to Chiron before licensing any of these programs to a third party. We executed our agreement with Warner-Lambert for the development of ONYX-015 and two other virus products pursuant to a waiver letter from Chiron. In addition, we recently received a waiver letter from Chiron covering our RB-selective therapeutic viruses, including ONYX-411, and RB-selective Armed Therapeutic Virus™ product candidates. If Chiron does not grant us further waivers and asserts rights under the April 1992 agreement, or if disputes arise, we may encounter difficulties or delays in entering into future collaborations for other virus product candidates that have been armed with various genes.

We do not have manufacturing expertise or capabilities and are dependent on third parties to fulfill our manufacturing needs, which could result in the delay of clinical trials or regulatory approval.

     We lack the resources, experience and capabilities to manufacture our product candidates on our own. We would require substantial funds to establish these capabilities. Consequently, we are dependent on third parties, including collaborative parties and contract manufacturers, to manufacture our products, if any, and product candidates. These parties may encounter difficulties in production scale-up, including problems involving production yields, quality control and quality assurance and shortage of qualified personnel. These third parties may not perform as agreed or may not continue to manufacture our products for the time required by us to successfully market our products. These third parties may fail to deliver the required quantities of our products, if any, or product candidates on a timely basis and at commercially reasonable prices. Failure by these third parties could delay our clinical trials and our applications for regulatory approval. If these third parties do not adequately perform, we may be forced to incur additional expenses to pay for the manufacture of products or to develop our own manufacturing capabilities.

We have experienced problems in the past with the manufacture of ONYX-015, and currently have only a single source for its manufacture. This source may in the future be unable or unwilling to deliver the required quantities, and we may not be able to find replacement manufacturers.

     We are aware of only a limited number of manufacturers who we believe would have the ability and capacity to manufacture ONYX-015 or any other therapeutic viruses we may develop at a scale or of a quality commensurate with our clinical development needs. In January 2003, in connection with the restructuring of our operations, we halted all clinical studies of ONYX-015 for head and neck cancer, and suspended ONYX-015 manufacturing operations at XOMA (US) LLC. At the time of suspension of our ONYX-015 program, we relied on XOMA as the sole source for the manufacture of ONYX-015, and we do not currently have an alternate manufacturer of ONYX-015. If we resume the development of ONYX-015, we may not be able to resume manufacturing operations at XOMA in a timely or cost effective manner, or at all. Inability to receive sufficient supply of ONYX-015 from XOMA would delay or inhibit any resumption of our ONYX-015 clinical trials.

We do not have marketing or sales experience or capabilities and are dependent on the efforts of others, which could limit our ability to commercialize our product candidates.

     If we receive regulatory approval for a product candidate, we may enter into agreements with third parties to market and sell that product. We may not be able to enter into marketing and sales agreements with others on acceptable terms, if at all. To the extent that we enter into marketing and sales agreements with other companies, our revenues, if any, will depend on the efforts of others. We also have the right under our collaboration agreement with Bayer to co-promote BAY 43-9006 in the United States in conjunction with Bayer. If we are unable to enter into third-party agreements or if we are exercising our rights to co-promote a product, then we will have to develop marketing and sales capabilities. We may not successfully establish marketing and sales capabilities or have sufficient resources to do so. If we do not develop marketing and sales capabilities, we may not meet our co-promotion obligations under our collaboration agreements, which could result in our losing these co-promotion rights.

     If we do develop such capabilities, we will compete with other companies that have experienced and well-funded marketing and sales operations and we will incur additional expenses.

If we lose our key employees and consultants or are unable to attract or retain qualified personnel, our business could suffer.

     Our future success will depend in large part on the continued services of our key scientific and management personnel, including Hollings C. Renton, our Chairman, President and Chief Executive Officer, and each of our other executive officers. The loss of the services of one or more of our key employees could have an adverse impact on our business. We do not maintain key person life insurance on any of our officers, employees or consultants, other than for our chief executive officer. Any of our key personnel could terminate their employment with us at any time and without notice. We depend on our continued ability to attract, retain and motivate highly qualified management and scientific personnel. We face competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, and other research institutions. Because of the scientific nature of our business, we are highly dependent on principal members of our scientific and management staff.

     In January 2003, we restructured our operations to reflect an increased priority on the development of BAY 43-9006 and suspended the clinical development of ONYX-015. As a result, we reduced our workforce by approximately 25 percent, including 40 percent of our scientific team associated with the ONYX-015 program. If we resume the ONYX-015 program, we may need to re-hire these individuals, or hire individuals with similar skill sets. If we cannot re-hire these individuals or others with similar skill sets in a timely fashion, we may be unable to resume the ONYX-015 program.

     To pursue our other product development plans, we may need to hire additional management personnel and additional qualified scientific personnel to perform research and development, as well as personnel with expertise in clinical testing, government regulation and manufacturing. We may not successfully hire or retain qualified personnel.

The efficacy of Raf inhibition in the treatment of human cancer has not been established.

     BAY 43-9006 is designed to act as a Raf inhibitor, blocking inappropriate growth signals in tumor cells by inhibiting Raf kinase, an enzyme that induces cancer cell growth. BAY 43-9006 is the first Raf inhibitor to reach the stage of clinical testing, and there is currently no direct evidence that the inhibition of Raf is an effective treatment for cancer in humans. The anticancer activity of BAY 43-9006 was studied using preclinical models. However, preclinical models to study anticancer activity of compounds are not necessarily predictive of clinical efficacy of these compounds in the treatment of human cancer sufficient to warrant a full commercial development program. BAY 43-9006 has also been tested in Phase I human clinical trials, but the number of patients in these trials was insufficient to draw statistically significant conclusions as to clinical efficacy of the compound. Raf inhibition, the method of action of BAY 43-9006, may ultimately fail as an effective treatment of cancer in humans, or BAY 43-9006 may not inhibit Raf sufficiently to be effective. If Raf inhibition is not an effective treatment of cancer in humans, BAY 43-9006 will have no commercial value as a drug candidate, which could seriously harm our business.

We do not fully understand the biological characteristics of our therapeutic viruses, and their interactions with other drugs and the human immune and other defense systems, which may cause us to fail to demonstrate the safety and effectiveness of our product candidates in clinical trials.

     Therapeutic viruses are novel, and we are still determining the biological characteristics of these viruses. For example, in our clinical trials of ONYX-015, we achieved the best results when ONYX-015 was used in combination with standard chemotherapy drugs, but we are uncertain as to the reasons for and the nature of the interaction of the virus with these drugs. In addition, we are still investigating the response of the human immune system to our therapeutic viruses, and the immune system may play a role in limiting the tumor-killing effect of our therapeutic viruses. We also do not know the extent to which the human body may clear our therapeutic viruses from circulation in the bloodstream, and thereby limit the tumor-killing activity of our therapeutic viruses. Further, we are uncertain as to whether the killing activity of ONYX-015 is specific to cells having the abnormal function involving the p53 gene. Moreover, we do not understand all of the many factors that contribute to the formation of each individual patient’s cancer. These factors include not only the cancer type, but also the pressures within the tumor and the presence of normal cells and fibrous tissue within the tumor. These factors make each tumor unique. Because of the variety of factors, some cancer patients respond to a particular type of cancer therapy while others do not, even among patients with the same cancer type. The novelty and scientific uncertainties regarding our therapeutic viruses and the uniqueness of human cancers from patient to patient increase the risk that we will not successfully develop our product candidates or prove their safety and effectiveness in clinical trials. Even if we succeed in developing our product candidates, our product candidates may not have a therapeutic effect in a broad patient population.

Even if our product candidates are approved, the market may not accept these products.

     Even if our product development efforts are successful and even if the requisite regulatory approvals are obtained, our product candidates may not gain market acceptance among physicians, patients, healthcare payers and the medical community. A number of additional factors may limit the market acceptance of products including the following:

•	rate of adoption by healthcare practitioners;

•	types of cancer for which the product is approved;

•	rate of our products’ acceptance by the target population;

•	timing of market entry relative to competitive products;

•	availability of alternative therapies;

•	price of our product relative to alternative therapies;

•	availability of third-party reimbursement;

•	extent of marketing efforts by us and third-party distributors or agents retained by us; and

•	side effects or unfavorable publicity concerning our products or similar products.

     If any of our product candidates do not achieve market acceptance, we may lose our investment in that product candidate which may cause our stock price to decline.

Adverse events in the field of viral gene therapy may negatively affect regulatory approval or public perception of our product candidates, which could delay our clinical trials.

     The success of our viral programs depends in part on public acceptance of the use of viruses as therapeutics or as delivery vehicles for gene therapy for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that these therapies are unsafe, and these therapies may not gain acceptance by the public or the media. As a result of negative public reaction to these therapies, the FDA and the Recombinant DNA Advisory Committee, which acts as an advisory body to the National Institutes of Health, may impose greater regulation, stricter clinical trial oversight and stricter commercial product labeling requirements. Any adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation of our product candidates and potential regulatory delays relating to the testing or approval of our product candidates.

We face intense competition and rapid technological change, and many of our competitors have substantially greater managerial resources than we have.

     We are engaged in a rapidly changing and highly competitive field. We are seeking to develop and market product candidates that will compete with other products and therapies that currently exist or are being developed. Many other companies are actively seeking to develop products that have disease targets similar to those we are pursuing. Some of these competitive product candidates are in clinical trials. Competitors that target the same tumor types as our BAY 43-9006 program and that have product candidates in clinical development include Pfizer, Astra Zeneca PLC, OSI Pharmaceuticals, Inc., Genentech, Inc. and Abgenix, Inc., among others. Pfizer is conducting Phase II clinical trials with a small molecule targeting MEK kinase, an enzyme that is also involved in the Ras signaling pathway. In addition, potential competition may come from agents that target Epidermal Growth Factor, or EGF, receptors and Vascular Endothelial Growth Factor, or VEGF, receptors. These agents include antibodies and small molecules. In particular, OSI Pharmaceuticals and Astra Zeneca are developing small molecule inhibitors of EGF receptor tyrosine kinase. These product candidates, IRESSA™ and Tarceva™, are currently in Phase III clinical trials. IRESSA has been approved for commercial sale in Japan for non-small cell lung cancer. Companies working on developing antibody approaches include ImClone Systems, Inc. and Abgenix with antibodies targeting EGF receptors, and Genentech with an antibody targeting VEGF receptors. In addition, many other pharmaceutical companies are developing novel cancer therapies that, if successful, would also provide competition for or be used in combination with BAY 43-9006.

     There are many cancer gene therapy clinical trials, some of which are evaluating agents that may be competitive to our therapeutic viruses. One example is Advexin, or Adeno-p53, from Introgen Therapeutics, Inc. There are also other oncolytic viruses that may be competitive with our therapeutic viruses. One of these is Cell Genesys, Inc.’s oncolytic virus, CG7870, which is in Phase I/ II trials for prostate cancer patients with localized, recurrent disease.

     If approved, the product candidates of these and other competitors now in clinical trials will compete directly with BAY 43-9006 and, if its development is resumed, ONYX-015. Many of our competitors, either alone or together with collaborators, have substantially greater financial resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborators, have significantly greater experience than we do in:

•	developing products;

•	undertaking preclinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of products; and

•	manufacturing and marketing products.

     Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing product candidates before we do. If we commence commercial product sales, we will compete against companies with greater marketing and manufacturing capabilities, areas in which we have limited or no experience.

     We also face, and will continue to face, competition from academic institutions, government agencies and research institutions. Further, we face numerous competitors working on product candidates to treat each of the diseases for which we are seeking to develop therapeutic products. In addition, our product candidates compete with existing therapies that have long histories of safe and effective use. We may also face competition from other drug development technologies and methods of preventing or reducing the incidence of disease and other classes of therapeutic agents.

     Developments by competitors may render our product candidates or technologies obsolete or noncompetitive. We face and will continue to face intense competition from other companies for collaborations with pharmaceutical and biotechnology companies for establishing relationships with academic and research institutions, and for licenses to proprietary technology. These competitors, either alone or with collaborative parties, may succeed with technologies or products that are more effective than ours.

     We anticipate that we will face increased competition in the future as new companies enter our markets and as scientific developments surrounding other cancer therapies continue to accelerate. If our product candidates receive regulatory approval but cannot compete effectively in the marketplace, our business will suffer.

We are subject to extensive government regulation, which can be costly, time consuming and subject us to unanticipated delays; even if we obtain regulatory approval for some of our product candidates, those products may still face regulatory difficulties.

     Our product candidates under development are subject to extensive and rigorous domestic and foreign regulation. We have not received regulatory approval in the United States or any foreign market for any of our product candidates.

     We expect to rely on collaborative parties to file investigational new drug applications and generally direct the regulatory approval process for many of our product candidates. These collaborative parties may not obtain necessary approvals from the FDA or other regulatory authorities for any product candidates. If we fail to obtain required governmental approvals, we or our collaborative parties will experience delays in or be precluded from marketing products developed through our research. In addition, the commercial use of our products will be limited. If we have disagreements as to ownership of clinical trial results or regulatory approvals, and the FDA refuses to recognize us as holding, or having access to, the regulatory approvals necessary to commercialize our product candidates, we may experience delays in or be precluded from marketing products developed through our research.

     The regulatory review and approval process takes many years, requires the expenditure of substantial resources, involves post-marketing surveillance, and may involve ongoing requirements for post-marketing studies. Additional or more rigorous governmental regulations may be promulgated that could delay regulatory approval of our or a collaborator’s product candidates. Delays in obtaining regulatory approvals may:

•	adversely affect the successful commercialization of any product candidates that we or our collaborators develop;

•	impose costly procedures on us or our collaborators;

•	diminish any competitive advantages that we or our collaborators may attain; and

•	adversely affect our receipt of revenues or royalties.

     In addition, problems or failures with the products of others, including our competitors, could have an adverse effect on our ability to obtain or maintain regulatory approval for any of our product candidates.

If testing of a particular product does not yield successful results, then we will be unable to commercialize that product.

     If preclinical or clinical testing of one or more of our product candidates does not yield successful results, the product will fail. To achieve the results we need, we must demonstrate our product candidate’s safety and effectiveness in humans through extensive preclinical and clinical testing. Numerous unforeseen events may arise during, or as a result of, the testing process, including the following:

•	safety and effectiveness results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials;

•	the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	after reviewing test results, we or our collaborators may abandon projects that we previously believed to be promising;

•	we, our collaborators or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks; and

•	potential product candidates may not have the desired effect or may have undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

     Clinical testing is very expensive and can take many years. The failure to adequately demonstrate the safety and effectiveness of a product would delay or prevent regulatory approval of the product.

We may not be able to protect our intellectual property or operate our business without infringing upon the intellectual property rights of others.

     We can protect our technology from unauthorized use by others only to the extent that our technology is covered by valid and enforceable patents or effectively maintained as trade secrets. As a result, we depend in part on our ability to:

•	obtain patents;

•	license technology rights from others;

•	protect trade secrets;

•	operate without infringing upon the proprietary rights of others; and

•	prevent others from infringing on our proprietary rights.

     As of May 1, 2003, we held 36 United States patents and had more than 26 patent applications pending before the United States Patent and Trademark Office. For some of our discoveries, corresponding non-U.S. patent protection has been received or is pending. As of May 1, 2003, we held 2 European Patents that cover ONYX-015, and have 9 European Patent applications pending, including one that covers ONYX-411. Additionally, we have corresponding patents or patent applications pending or granted in other foreign jurisdictions. Aspects of all of our product candidates that are in clinical trials are covered by issued patents and/or pending applications in the United States. In the case of BAY 43-9006, the patent application covering this product candidate is held by Bayer, but licensed to us in conjunction with our collaboration agreement with Bayer. Of the 36 U.S. patents that we hold, four patents relate to our product candidate ONYX-015, and have expiration dates between 2013 and 2015, subject to possible patent-term extension, the entitlement for which and the term of which we cannot predict. Two United States patent applications covering ONYX-411 are pending and, if issued, will expire in 2020, subject to possible patent-term extension, the entitlement for which and the term of which we cannot predict. The United States patent application for BAY 43-9006 is held by Bayer and, if issued, will expire in 2019, subject to possible patent-term extension, the entitlement for which and the term of which we cannot predict.

     We are a party to various license agreements that give us rights to use specified technologies in our research and development processes. If we are not able to continue to license any such technology on commercially reasonable terms, our product development and research may be delayed. In addition, we generally do not control the patent prosecution of in-licensed technology and, accordingly, are unable to exercise the same degree of control over this intellectual property as we exercise over our internally developed technology.

     Our existing patent rights may not have a deterrent effect on competitors who are conducting or desire to commence competitive research programs with respect to the biological targets or fields of inquiry that we are pursuing. Our ultimate patent position will depend on our ability to obtain effective patent coverage for the compositions of matter identified in these research programs. Because these programs are at an early stage, we cannot determine whether potential products that we may derive from our drug discovery program may be subject to the patent rights of third parties. Although third parties may challenge our rights to, or the scope or validity of our patents, to date, we have not received any communications from third parties challenging our patents or patent applications covering our product candidates.

     The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Our patents, or patents that we license from others, may not provide us with proprietary protection or competitive advantages against competitors with similar technologies. Competitors may challenge or circumvent our patents or patent applications. Courts may find our patents invalid. Due to the extensive time required for development, testing and regulatory review of our potential products, our patents may expire or remain in existence for only a short period following commercialization, which would reduce or eliminate any advantage the patents may give us.

     We may not have been the first to make the inventions covered by each of our issued or pending patent applications, or we may not have been the first to file patent applications for such inventions. Competitors may have independently developed technologies similar to ours. We may need to license the right to use third-party patents and intellectual property to develop and market our product candidates. We may not acquire required licenses on acceptable terms, if at all. If we do not obtain these required licenses, we may need to design around other parties’ patents, or we may not be able to proceed with the development, manufacture or, if approved, sale of our product candidates. We may face litigation to defend against claims of infringement, assert claims of infringement, enforce our patents, protect our trade secrets or know-how, or determine the scope and validity of others’ proprietary rights.

     Our research and development collaborators may have rights to publish data and information in which we have rights. In addition, we sometimes engage individuals, entities or consultants to conduct research that may be relevant to our business. The ability of these individuals, entities or consultants to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to certain contractual limitations. The nature of the limitations depends on various factors, including the type of research being conducted, the ownership of the data and information and the nature of the individual, entity or consultant. In most cases, these individuals, entities or consultants are, at the least, precluded from publicly disclosing our confidential information and are only allowed to disclose other data or information generated during the course of the research after we have been afforded an opportunity to consider whether patent and/or other proprietary protection should be sought. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our technology and other confidential information, then our ability to receive patent protection or protect our proprietary information will be harmed. In addition, we may require interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions relating to our patent applications. These activities, and especially patent litigation, are costly.

     Specifically, we are aware of patent applications filed in the United States and abroad that, if they were to issue, would cover ONYX-015 and other viruses that selectively replicate, including our RB-selective viruses. We are aware of patents that may affect our ability to produce and purify viruses. We are also aware of patent applications that claim enzymes for converting drugs to their active forms for treating disease, including cancers, and claim methods of delivering the enzymes using a virus. We may be unable to commercialize our product candidates affected by these patents, if any of these patents are issued and we are unable to:

•	successfully challenge any claims asserting that our product candidates infringe the patent;

•	design around the patent; or

•	negotiate a reasonable license under the patent.

We face product liability risks and may not be able to obtain adequate insurance.

     The use of any of our product candidates in clinical trials, and the sale of any approved products, exposes us to liability claims. Although we are not aware of any historical or anticipated product liability claims against us, if we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates.

     We believe that we have obtained reasonably adequate product liability insurance coverage for our clinical trials. While we currently have not received marketing approval for any of our product candidates, we intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained. However, insurance coverage is becoming increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost. We may not be able to obtain additional insurance coverage that will be adequate to cover product liability risks that may arise should one of our product candidates receive marketing approval. Regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for a product;

•	injury to our reputation;

•	withdrawal of clinical trial volunteers; and

•	loss of revenues.

     Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

We deal with hazardous materials and must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

     Our research and process development activities involve the controlled storage, use, and disposal of hazardous materials, including infectious agents, corrosive, explosive and flammable chemicals and various radioactive compounds. We are subject to federal, state, and local laws and regulations governing the use, manufacture, storage, handling, and disposal of these hazardous materials. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials.

     In the event of an accident, state or federal authorities may curtail our use of these materials and we could be liable for any civil damages that result, which may exceed our financial resources and may seriously harm our business. While we believe that the amount of insurance we carry is sufficient for typical risks regarding our handling of these materials, it may not be sufficient to cover extraordinary or unanticipated events. Additionally, an accident could damage, or force us to shut down, our research facilities and operations. In addition, if we develop a manufacturing capacity, we may incur substantial costs to comply with environmental regulations and would be subject to the risk of accidental contamination or injury from the use of hazardous materials in our manufacturing process.

Our stock price is highly volatile.

     The market price of our common stock has been highly volatile and is likely to continue to be volatile. For example, during the two year period beginning January 1, 2001 and ending December 31, 2002, the closing sales price for one share of our common stock reached a high of $13.63 and a low of $3.50. Factors affecting our stock price include:

•	results of clinical trials from BAY 43-9006;

•	ability to accrue patients into clinical trials;

•	success or failure in obtaining regulatory approval by us or our competitors;

•	public concern as to the safety and efficacy of our product candidates;

•	developments concerning the business of collaborative parties or their transactions with third parties;

•	developments in our relationship with collaborative parties;

•	developments in patent or other proprietary rights;

•	additions or departures of key personnel;

•	announcements by us or our competitors of technological innovations or new commercial therapeutic products;

•	published reports by securities analysts;

•	fluctuations in stock market price and volume, which are particularly common among securities of biotechnology companies;

•	fluctuations in our operating results;

•	statements of governmental officials; and

•	changes in healthcare reimbursement policies.

Existing stockholders have significant influence over us.

     Our executive officers, directors and 5 percent stockholders own, in the aggregate, approximately 36 percent of our outstanding common stock. As a result, these stockholders will be able to exercise substantial influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could have the effect of delaying or preventing a change in control of our company and will make some transactions difficult or impossible to accomplish without the support of these stockholders.

     Bayer, a collaborative party, has the right to have its nominee elected to our board of directors as long as we continue to collaborate on the development of a compound. Because of these rights and ownership and voting arrangements, our officers, directors and principal stockholders may be able to effectively control the election of all members of the board of directors and to determine all corporate actions.

Substantial sales of common stock by our existing stockholders could cause our stock price to fall.

     The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We are at risk of securities class action litigation due to our expected stock price volatility.

     In the past, stockholders have often brought securities class action litigation against a company following a decline in the market price of its securities. This risk is especially acute for us, because biotechnology companies have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs, could divert management’s attention and resources, and could seriously harm our business, financial condition and results of operations.

Provisions in Delaware law, our charter and executive change of control agreements we have entered into may prevent or delay a change of control.

     We are subject to the Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent Delaware corporations from engaging in a merger or sale of more than 10 percent of its assets with any stockholder, including all affiliates and associates of the stockholder, who owns 15 percent or more of the corporation’s outstanding voting stock, for three years following the date that the stockholder acquired 15 percent or more of the corporation’s stock unless:

•	the board of directors approved the transaction where the stockholder acquired 15 percent or more of the corporation’s stock;

•	after the transaction in which the stockholder acquired 15 percent or more of the corporation’s stock, the stockholder owned at least 85 percent of the corporation’s outstanding voting stock, excluding shares owned by directors, officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	on or after this date, the merger or sale is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.

     As such, these laws could prohibit or delay mergers or a change of control of us and may discourage attempts by other companies to acquire us.

     Our certificate of incorporation and bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

•	our board is classified into three classes of directors as nearly equal in size as possible with staggered three-year terms;

•	the authority of our board to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval;

•	all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent;

•	special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer or the board; and

•	no cumulative voting.

These provisions may have the effect of delaying or preventing a change of control, even at stock prices higher than the then current stock price.

     We have entered into change of control severance agreements with each of our executive officers. These agreements provide for the payment of severance benefits and the acceleration of stock option vesting if the executive officer’s employment is terminated within 13 months of a change in control of Onyx. These change of control severance agreements may have the effect of preventing a change of control.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock, if any, by the selling stockholders in this offering. The purpose of this prospectus is to register our common stock for resale by the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by each of them as of February 14, 2003 and the number of shares which may be offered pursuant to this Prospectus. This information is based upon information provided by the selling stockholders. The selling stockholders may offer all, some or none of their common stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

Each stockholder named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by it. Percentage of ownership is based on 23,828,169 shares of our common stock outstanding on May 28, 2003.

	Shares Beneficially Owned			Shares Beneficially
	Prior to Offering		Number of	Owned After Offering (1)
			Shares Being
Name	Number	Percent	Offered	Number	Percent

Deerfield Partners, L.P. 780 Third Avenue, 37th Floor New York, NY 10017	1,060,000	4.4%	1,060,000	0	0
Deerfield International Limited c/o Hemisphere Management (B.V.I.) Limited Bison Court Columbus Centre P.O. Box 3460 Road Town, Tortola British Virgin Islands	940,000	3.9%	940,000	0	0
Sands Point Partners LP 280 Park Avenue, 39th Floor New York, NY 10017	95,432	*	52,632	42,800	*
Off Sands Point, Ltd. 280 Park Avenue, 39th Floor New York, NY 10017	87,631	*	52,631	35,000	*

Total			2,105,263

*	Represent less than 1%.

(1)	Assumes the sale of all shares offered hereby.

PLAN OF DISTRIBUTION

     The shares of common stock offered by the selling stockholders, or by their pledgees, transferees or other successors in interest, may be sold from time to time to purchasers directly by any of the selling stockholders acting as principal for its own account in one or more transactions at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Alternatively, any of the selling stockholders may from time to time offer the common stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling stockholders and/or the purchasers of shares for whom they may act as agent. To our knowledge, the selling stockholders have not entered into any agreement with a prospective underwriter and we cannot assure you that any such agreement will be entered into. If the selling stockholders enter into this type of an agreement or agreements, the relevant details will be set forth in a supplement or amendment to this prospectus, provided, however, that if this type of agreement or agreements pertains to the offering of securities “at-the-market” under Rule 415(a)(4) of the Securities Act, the relevant details will be set forth in an amendment to this prospectus.

     In connection with distributions of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with these hedging transactions, broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may sell common stock short and redeliver the common stock to close out these short positions. The selling stockholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the common stock, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. The selling stockholders may loan or pledge common stock to a broker-dealer and the broker-dealer may effect sales of the pledged common stock pursuant to this prospectus. Sales may be made on the Nasdaq National Market or in private transactions. In addition to sales of common stock pursuant to the registration statement of which this prospectus is a part, the selling stockholders may sell this common stock in compliance with Rule 144 promulgated under the Securities Act. The selling stockholders and any agents, broker-dealers or underwriters that participate in the distribution of the common stock offered hereby may be deemed to be underwriters within the meaning of the Act, and any discounts, commissions or concessions received by them and any profit on the resale of the common stock purchased by them might be deemed to be underwriting discounts and commissions under the Act.

     In order to comply with state securities laws, the common stock may, if applicable, be sold only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     In connection with our private placement, we have agreed to register the selling stockholders’ common stock under applicable federal and state securities laws. We will pay substantially all of the expenses incident to the offering and sale of the common stock to the public, other than commissions, concessions and discounts of underwriters, dealers or agents. These expenses, excluding these commissions and discounts, are estimated to be $130,000. The agreement related to the private placement provides for cross-indemnification of the selling stockholders to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the common stock.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon by Cooley Godward LLP, Palo Alto, California.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance upon Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s Web site at “http://www.sec.gov”. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Securities Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the documents listed below, and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.	Our Annual Report on Form 10-K for the year ended December 31, 2002;
2.	Our Definitive Proxy Statement for our stockholders meeting on June 10, 2003, as filed on April 25, 2003;
3.	Our Current Report on Form 8-K, as filed on May 2, 2003; and
4.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

     We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests should be directed to:

Onyx Pharmaceuticals, Inc.

Attention: Secretary
3031 Research Drive
Richmond, CA 94806
(510) 222-9700

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 50 million shares of common stock, $0.001 par value, and 5 million shares of preferred stock, $0.001 par value. As of May 28, 2003, there were 23,828,169 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone.

     Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of us, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any then outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and all shares of common stock to be issued under this prospectus will be, fully paid and non-assessable.

Preferred Stock

     Our amended and restated certificate of incorporation provides that our Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of our company, which could have a depressive effect on the market price of our common stock. We have no present plan to issue any shares of preferred stock.

Warrants

     As of May 28, 2003, there are outstanding warrants to purchase an aggregate of 743,229 shares of our common stock. The exercise price of these warrants is $9.59 per share. Any of the outstanding warrants may be exercised by applying the value of a portion of the warrant, which is equal to the number of shares issuable under the warrant being exercised multiplied by the fair market value of the security receivable upon the exercise of the warrant, less the per share price, in lieu of payment of the exercise price per share. The warrants will expire in May 2009, unless earlier exercised. In the event of a merger or consolidation of us with or into another entity or the sale of all or substantially all of our assets, all unexercised warrants will be deemed not exercised on the date of the merger, consolidation or sale of assets.

Registration Rights

     The holders, or their permitted transferees, of approximately 666,667 shares of our common stock, have rights with respect to the registration of these shares under the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of the registration and are entitled to include, at our expense, such shares therein. These holders have waived these registration rights in connection with this offering.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates, except for the SEC registration fee and Nasdaq additional listing fee.

SEC registration fee	$1,365
Nasdaq additional listing fee	21,053
Printing and engraving expenses	2,000
Legal fees and expenses	80,000
Accounting fees and expenses	20,000
Transfer Agent and Registrar fees and expenses	2,500
Miscellaneous	3,082

Total	$130,000

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Under Section 145 of the Delaware General Corporation Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933.

     Our certificate of incorporation and by-laws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware and (ii) require us to indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the directors’ duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of us or our stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the directors’ duty to us or our stockholders when the director was aware or should have been aware of a risk of serious injury to us or our stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to us or our stockholders, for improper transactions between the director and us and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

     We have entered into indemnity agreements with each of our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred, including expenses of a derivative action, in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of Onyx or any of its affiliated enterprises, provided such person acted in good faith and in a manner such persons reasonably believed to be in, or not opposed to, the best interests of us and, with respect to any criminal proceeding, has no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

II-1.

     At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     We maintain an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 16. EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

5.1*	Legal Opinion of Cooley Godward LLP.

10.42*	Stock Purchase Agreement, dated February 13, 2003.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2*	Consent of Cooley Godward LLP (see Exhibit 5.1).

24.1*	Power of Attorney. See page II-5

*   Previously filed.

ITEM 17. UNDERTAKINGS.

(a)  Rule 415 offerings.

The undersigned registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  Filings incorporating subsequent Exchange Act documents by reference.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)  Incorporated annual and quarterly reports.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(h)  Request for acceleration of effective date.

II-2.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i)   Registration Statement Permitted by Rule 430A

The undersigned registrant hereby undertakes that:

       (1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-3.

SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, State of California on May 30, 2003.

ONYX PHARMACEUTICALS, INC.

By:	/s/ Hollings C. Renton Hollings C. Renton Chairman of the Board, President and Chief Executive Officer

II-4.

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Hollings C. Renton Hollings C. Renton	Chairman of the Board, President and Chief Executive Officer (Principal Executive and Financial Officer)	May 30, 2003

/s/ Marilyn E. Wortzman Marilyn E. Wortzman	Vice President, Finance (Principal Accounting Officer)	May 30, 2003

* Wolf-Dieter Busse, Ph.D.	Director	May 30, 2003

* Paul Goddard, Ph.D.	Director	May 30, 2003

* Antonio J. Grillo-López, M.D.	Director	May 30, 2003

* Magnus Lundberg	Director	May 30, 2003

* George A. Scangos, Ph.D.	Director	May 30, 2003

* Nicole Vitullo	Director	May 30, 2003

* Wendell D. Wierenga, Ph.D.	Director	May 30, 2003

*By: /s/ Hollings C. Renton
Hollings C. Renton Attorney-in-fact

II-5.

INDEX TO EXHIBITS

Exhibit
Number	Description of Document

5.1*	Opinion of Cooley Godward LLP.

10.42*	Stock Purchase Agreement, dated February 13, 2003.

23.1	Consent of Ernst & Young LLP, independent auditors.

23.2*	Consent of Cooley Godward LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*     Previously filed.